Exhibit (r)(2) - N-2/A#2

Robinhood

Robinhood Ventures DE, LLC
85 Willow Road

Menlo Park, CA, 94025

Code of Ethics

Effective January 2026

Table of Contents

Introduction	3

Standards of Business Conduct and Compliance with Laws	3

Access Persons	4

Protecting the Confidentiality of Client Information	5

Account Reporting	7

Outside Business Activities	8

Personal Securities Transactions	9

Gifts and Entertainment	11

Reporting Violations and Sanctions	11

Records	12

Introduction
This Code of Ethics ("Code") has been adopted by Robinhood Ventures DE, LLC (herein referred to as “RHV,” “Robinhood Ventures” or the “Firm”) and is designed to comply with Rule 204A-1 under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 17j-1 of the Investment Company Act of 1940 (the “1940 Act”). RHV is a separate, wholly-owned subsidiary of Robinhood Markets, Inc. (“RHM” or the “Parent Company”). RHV leverages certain RHM compliance resources and, in certain cases, seeks to satisfy its compliance obligations via relevant RHM policies and procedures.
Rule 204A-1 requires investment advisers registered with the Securities and Exchange Commission ("SEC") to adopt a code of ethics that sets forth standards of conduct and requires compliance with federal securities laws, among other elements. RHV is an investment adviser registered with the SEC, and its clients are all expected to be investment companies registered under the 1940 Act (“Investment Companies”).1
This Code applies to RHV’s “Supervised Persons” (i.e., each partner, officer, director (or other person occupying a similar status or performing similar functions), employee, or other person who provides investment advice on behalf of RHV and is subject to RHV’s supervision and control. Certain provisions of the Code apply only to “Access Persons,” as defined herein.
Standards of Business Conduct and Compliance with Laws
All Supervised Persons are responsible for and have agreed as a requirement of their role with RHV and the services they provide to advisory clients, to review, be familiar with, and comply with this Code of Ethics and the Robinhood Ventures DE, LLC Compliance Manual. In addition, the Code requires Supervised Persons to comply with applicable U.S. federal securities laws. The purpose of the Code is to preclude activities which may lead to or give the appearance of conflicts of interest, insider trading, and other forms of prohibited, or unethical business conduct. Compliance with the Code involves more than acting with honesty and good faith alone – it requires acting in utmost good faith, solely in the best interest of the RHV’s clients.
RHV and its Supervised Persons are subject to the following specific fiduciary obligations when dealing with clients:
•the duty to have a reasonable, independent basis for the investment advice provided;
•the duty to obtain best execution for a client’s transactions where RHV is in a position to direct brokerage transactions for the client;
•the duty to ensure that investment advice is suitable to meeting the client’s individual objectives, needs and circumstances; and
•the duty of loyalty to clients.
1 As of the date of this Code of Ethics, RHV has only one client: Robinhood Ventures Fund I (the “Fund”), a registered closed-end investment company that is expected to be listed on the New York Stock Exchange.

Additionally, RHV and its Supervised Persons may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired (as defined in Rule 17j-1(a)(10)) by any Investment Company2:
•employ any device, scheme, or artifice to defraud the Investment Company;
•make any untrue statement of material fact to the Investment Company or omit to state a material fact necessary in order to make the statements made to the Investment Company, in light of the circumstances under which they are made, not misleading;
•engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Investment Company; or
•engage in any manipulative practice with respect to the Investment Company.
In meeting its fiduciary responsibilities to its clients, RHV expects every Supervised Person to demonstrate the highest standards of ethical conduct. The provisions of the Code are not all- inclusive. Rather, they are intended as a guide for Supervised Persons in their conduct. Strict compliance with the provisions of the Code shall be considered a basic condition of employment with Robinhood Ventures. Supervised Persons are urged to seek the advice of the CCO for any questions about the Code or the application of the Code to their individual circumstances. Supervised Persons should also understand that a material breach of the provisions of the Code may constitute grounds for disciplinary action, up to and including termination of employment from Robinhood Ventures.
The CCO may grant exceptions to certain provisions contained in the Code only in those situations when it is clear, in the view of the CCO, that the interests of RHV’s clients would not be adversely affected or compromised by the grant of the exception. All questions arising in connection with personal securities trading will be resolved in favor of RHV’s clients, even at the expense of the interests of Supervised Persons.
Consistent with fundamental principles of honesty, integrity, and professionalism, RHV requires that a Supervised Person advise the CCO promptly if he or she becomes involved in or threatened with litigation or an administrative investigation or legal proceeding by a financial services regulator, law enforcement agency or agency of similar authority. To the extent permissible by law and applicable regulations, RHV will endeavor to maintain such information on a confidential basis.
Section 206 of the Advisers Act makes it unlawful for RHV or its Supervised Persons to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative practices.
This Code contains provisions that are designed to prohibit and prevent these and other enumerated activities.
2 Investment Company means an investment company registered under the Investment Company Act of 1940.

Access Persons
Rule 204A-1 defines “Access Person” as
•Any of RHV’s Supervised Persons:
◦who has access to nonpublic information regarding any clients' purchase or sale of securities, or
◦who has access to nonpublic information regarding the portfolio holdings of any ”reportable fund,” as defined in Rule 204A-1(e)(9) (currently, only the Fund is a reportable fund), or
◦who is involved in making securities recommendations to clients, or
◦who has access to such recommendations that are non-public.
•Where, as is the case with RHV, providing investment advice is an investment adviser’s primary business, all of the adviser’s directors, officers and partners are presumed to be Access Persons under the rule.
For purposes of complying with RHV’s Code of Ethics, generally all Supervised Persons are considered Access persons as they will have access to portfolio models and details constructed, or under construction, by the RHV team and officers of RHV.
RHV maintains a list of Supervised/Access Persons and their designation, including the date such person became an Access Person, ceased to be an Access Person.
Protecting the Confidentiality of Client Information
Confidential Client Information
During the course of investment advisory activities, RHV gains access to nonpublic information about its existing or prospective clients. Such information may include personal information, financial information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for clients, advice provided by RHV to clients, and data or analyses derived from such non-public information (collectively referred to as “Confidential Client Information”). All Confidential Client Information, whether relating to RHV’s current or former clients, is subject to these policies and procedures. Any questions about the confidentiality of information should be addressed to the CCO.
Non-Disclosure of Confidential Client Information
To maintain client confidence and trust, Confidential Client Information must be handled with integrity and discretion. As a general rule, confidential information pertaining to a client of RHV should never be communicated to anyone other than a Supervised Person on an as-needed basis, or to third parties with a legitimate business need to receive such information (for example, an Investment Company’s custodian, or a counterparty to a client transaction), as discussed further below. A judgment about who has a business need for particular client information depends on the facts and circumstances and should be discussed by the

Supervised Person with the CCO or other designee. RHV does not share Confidential Client Information with third parties, except in the following circumstances:
•as necessary to enable the Fund’s own designated service providers to perform their responsibilities towards the Fund;
•as necessary to provide its service(s) to its clients. In this case, RHV requires that any financial intermediary, agent or other service provider utilized by RHV (such as broker-dealers or sub-advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by RHV only for the performance of the specific service requested by RHV;
•as required by regulatory authorities or law enforcement officials who have jurisdiction over RHV, or as otherwise required by any applicable law; and
•to the extent reasonably necessary to prevent fraud, unauthorized transactions or other harm to RHV or its clients.
Certain Supervised Persons also have employment responsibilities with RHV’s affiliates. As a result, Supervised Persons must take particular care to keep confidential information pertaining to RHV and its clients separate from that pertaining to affiliated financial services entities, including through compliance with RHV’s electronic communications policy.
Employee Responsibilities
Supervised Persons are prohibited from disclosing Confidential Client Information to any person or entity outside RHV, including family members, except under the circumstances described above. Supervised Persons are permitted to disclose Confidential Client Information only to other Supervised Persons who have a business need to access such information to deliver services to the client.
Supervised Persons are prohibited from making unauthorized copies of any documents or files containing Confidential Client Information.
Supervised Persons should not disclose the composition of any Investment Company portfolios except in accordance the disclosure policies of those Investment Companies or with the prior consent from the CCO or designee or the Investment Company’s CCO or designee, in order to assure compliance with the Federal Securities Laws (as defined by Rule 38a-1 of the Company Act), including Regulation FD, and/or the Investment Company’s own policies and procedures. Requests for information regarding an Investment Company’s holdings from outside entities should be forwarded to the Investment Company’s CCO or designee, who will determine their disposition on a case-by-case basis.
If a Supervised Person believes confidential information may have been distributed inappropriately, they should report the matter to the CCO or designee.
Supervised Persons should be aware that violations of the non-disclosure policy described may result in disciplinary action, including possible termination, whether or not the Supervised Person benefited from the disclosed information.

Security of Confidential Personal Information
RHV enforces the following policies and procedures to protect the security of Confidential Client Information:
•RHV restricts access to Confidential Client Information to those Supervised Persons who need to know such information to enable RHV to provide services to clients;
•any Supervised Person who is authorized to have access to Confidential Client Information in connection with the performance of such person's duties and responsibilities is required to keep such information secure;
•all electronic or computer files containing any Confidential Client Information shall be secured and protected from access by unauthorized persons; and
•conversations involving Confidential Client Information, if appropriate, should be conducted by Supervised Persons in private, with due care taken to avoid any unauthorized persons overhearing such conversations.
Account Reporting
Access Persons are required to disclose all existing brokerage accounts they maintain, have financial control over, or beneficial interest in. This includes accounts held by a spouse or other financially dependent household members. If an Access Person seeks to open a new brokerage account, they must request and receive approval from Compliance prior to establishing that account.
Access Persons are not able to retain or open accounts at brokerage firms where electronic transmission of transaction data cannot be sent, or if the contra broker-dealer is not an approved brokerage firm. In such cases, the account must be liquidated and closed, or the assets must be moved to an approved brokerage firm within 30 days. Once the assets have moved the original account must be closed.
Access Persons are required to annually attest to the existence of disclosed brokerage accounts and any new accounts.
In addition, Access Persons should be aware of any affiliated entities procedures that may apply to them.
Holdings Reports
In compliance with Rule 204A-1 and 17j-1, every Access Person is required to provide, or cause to be provided, within 10 days after becoming an Access Person, an initial holdings report for all Reportable Accounts (as described above), containing the following information:
•the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect beneficial interest ownership;

•the account name and the name of any broker, dealer or bank, with whom the Access Person maintained a Reportable Account in which any securities were held for the direct or indirect benefit of the Access Person; and
•the date that the report is submitted by the Access Person.
The information submitted must be current as of a date no more than forty-five (45) days before the person became an Access Person.
Every Access Person shall provide, or cause to be provided, to RHV an annual holdings report containing the same information required in the initial holdings report as described above.
Transaction Reports
Every Access Person must, no later than thirty (30) days after the end of each calendar quarter, provide, or cause to be provided, to RHV, a quarterly transaction report containing the information below.
•With respect to any transaction during the quarter in a Reportable Security in which the Access Person had or as a result of the transaction acquired any direct or indirect beneficial ownership:
◦the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date, the number of shares and the principal amount of each reportable security;
◦the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
◦the price of the Reportable Security at which the transaction was effected;
◦the name of the broker, dealer or bank with or through whom the transaction was effected; and
◦the date the report is submitted by the Access Person.
Exempt Transactions
An Access Person need not submit a transaction report or holdings report with respect to:
•transactions effected for securities held in any managed account over which the person has no direct or indirect influence or control;
•transactions effected pursuant to an automatic investment plan, e.g., a dividend reinvestment plan.
Electronic Compliance Management System
RHV utilizes an electronic reporting system, MyComplianceOffice (“MCO”), to facilitate employee account disclosures, reporting requirements, and surveillance. MCO will automatically record and produce all applicable holdings and transaction reports on behalf of the Access Person for all Reportable Accounts once they have been entered into the MCO system.
The Access Person is ultimately responsible for ensuring the information they have provided within MCO the system is complete, current, and able to be accurately reported on. RHV may request Access Persons to submit their reports by other means in order to remain in compliance with applicable rules.
Outside Business Activities
Supervised Persons are permitted to maintain outside business activities with a non-affiliated entity only after the Supervised Person has submitted a request for permission through MCO, which is reviewed and subject to approval.
All Access Persons are subject to the RHM Outside Business Activities & Private Securities Transactions Policy. Please see the RHM Outside Business Activities & Private Securities Transactions Policy, available here for the full set of requirements and details.
Personal Securities Transactions
General Policy
RHV has adopted the following principles governing personal investment activities by Supervised Persons:
•the interests of clients shall at all times be placed first;
•all personal securities transactions shall be conducted in such manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility; and
•Supervised Persons must not take inappropriate advantage of their positions.
Supervised Persons are prohibited from using material, non-public information regarding portfolio holdings, securities under active consideration for purchase or sale by client accounts, or client transactions for their personal benefit. Specifically, Supervised Persons are prohibited from using advance knowledge to trade ahead of or otherwise to the detriment of RHV clients.
All Supervised Persons are bound by the requirements of this Code, RHV’s Compliance Manual, and to the following trading restrictions and supervision:
◦Trade pre-clearance in MCO is required shares of the Fund and of any other Investment Company client of RHV, and Private or Limited Offerings
◦Restrictive trade windows apply during quiet periods and Fund/Client updates.
◦Trades are subject to post-trade surveillance.
Supervised Persons will receive an announcement which alerts them of the impending restriction on trade activity and provides timing of the restriction window.
Exceptions to the above trade restrictions may only be granted in writing by the CCO or designee.

The Code of Ethics rule mandates pre-approval of the following types of investments for all Supervised Persons:
Participation in IPOs
No Access Person and their immediate family members, shall acquire any beneficial ownership in any securities in an Initial Public Offering (IPO) for his or her account. As Access Persons are also affiliated with the broker-dealer, they are prohibited from participating in IPOs.
Preclearance Required for Private or Limited Offerings
No Access Person shall acquire beneficial ownership of any securities in a limited offering or private placement without the prior written approval of the CCO or designee, who has been provided with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Access Person’s activities on behalf of a client) and, if approved, shall be subject to continuous monitoring for possible future conflicts.
Requests for private securities transactions must be submitted through MCO for review and approval prior to participating in the transaction, as required by applicable regulations and policies of this Code.
Additionally, all Access Persons are subject to the RHM Outside Business Activities & Private Securities Transactions Policy. Please see the RHM Outside Business Activities & Private Securities Transactions Policy, available here for the full set of requirements and details.
Trading in Robinhood Ventures Fund Shares
Supervised Persons must pre-clear all transactions in shares of the Fund and of any other Investment Company client of RHV. Pre-clearance must be requested through MCO. Transactions that are approved must be completed within 48 hours, or a new request for pre-clearance must be submitted through MCO.
Supervised Persons and their family members should be aware that the Fund may impose extended blackout periods during which no trading in Fund shares will be permitted. Blackout periods may be triggered, for instance, before certain reports are issued to the public, when the RHV is in possession of sensitive information that could potentially impact the Fund’s market price, or for other reasons at the discretion of the Fund’s CCO and senior management. Blackout periods apply in addition to holding periods (i.e., even if Fund shares have been held for the requisite holding period, a supervised person would not be able to sell those Fund shares if a blackout period has been triggered.)
Monitoring and Review of Personal Securities Transactions
The CCO or designee shall monitor and review all reports provided pursuant to this Code for compliance with the Code, RHV’s policies, and applicable SEC rules and regulations. Access Persons’ investment patterns will be monitored in part to seek to detect the following abusive or potentially abusive behavior:
•Trading in securities appearing on the Restricted List;
•Frequent and/or short-term trades in any Security;
•Front-Running and other trading in conflict with Client interests; and

•Trading that appears to be based on Material Non-Public Information.
The CCO or designee may also initiate inquiries of Supervised Persons regarding personal securities trading. Supervised Persons are required to cooperate with such inquiries and any monitoring or review procedures employed by RV.
Any transactions for any Reportable Accounts of the CCO will be reviewed by another officer or member of Senior Management.
The CCO shall at least annually identify all Access Persons who are required to file reports pursuant to the Code and shall inform such Access Persons of their reporting obligations.
Education
RHV will provide Supervised Persons with periodic training regarding the Code and related issues as a reminder of their obligations, and/or in response to amendments and regulatory changes. In compliance with Rule 204A-1, RHV will provide each Supervised Person access to a copy of the Code and notice of any amendments thereto. Each Supervised Person will be required to acknowledge the receipt of the Code in MCO. The Code is provided to new Supervised Persons during the hiring/onboarding process, and at least annually (and more frequently, as amended) thereafter.
Gifts and Entertainment
Giving, receiving, or soliciting gifts or entertainment in a business setting may create an appearance of impropriety and may raise a potential conflict of interest. RHV has adopted the policies set forth below to guide Supervised Persons in this area.
This gifts and entertainment policy is separate from, but consistent and coordinated with, the enterprise Gifts and Entertainment Policy, made available through Robinhood Markets, Inc.’s Policy Library.
RHV adheres to the RHM Gifts and Entertainment Policy at the enterprise level with respect to gifts and entertainment. Please see the RHM Gifts and Entertainment Policy, available here for the full set of requirements and details.
Reporting Violations and Sanctions
All Supervised Persons shall promptly report to the RHV CCO or, provided the CCO also receives such reports, to a member of Senior Management, all violations of the Code. Any retaliation against a Supervised Person for the good faith reporting of a violation of this Code shall itself constitute a violation of this Code.
The RHV CCO or designee shall investigate all violations and reports of violations promptly, shall document any violations and the actions taken to address those violations (including, for example, disgorgement of any profits made from the violation, or additional training on the provisions of the Code), and shall report to Senior Management all material violations of the Code.

Senior Management shall consider reports made to it hereunder and shall determine whether or not the Code has been violated and what sanctions, if any, should be imposed. Possible sanctions may include reprimands, additional training requirements, suspension, or termination of the Supervised Person’s employment with the Firm.
Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy, or any suspected illegal or unethical behavior, will be protected from retaliation. If you have violated this Code, however, making a report will not protect you from the consequences of your actions. You may be subject to discipline up to, and including termination of employment, if you violate this Code, or fail to report violations that come to your attention.
Investment Company Board Reporting. The RHV CCO will, no less frequently than annually, prepare a written report to each Board pursuant to Rule 17j-1(c)(2)(ii) that (i) describes any issues arising under this Code since the last report to the Board, including, but not limited to, information about material violations of this Code and any sanctions imposed in response to those material violations, and (ii) certifies that RHV has adopted procedures reasonably necessary to prevent Access Persons from violating this Code.
Board Approval of Code of Ethics and Material Changes Thereto. This Code must be approved by each Investment Company client’s Board (including a majority of the Independent Board Members), and the CCO must provide each Board a certification that RHV has adopted procedures reasonably necessary to prevent Access Persons (as defined in Rule 17j-1(a)(1)) from violating the Code. Material changes to the Code must be presented to the Investment Company’s Board (including a majority of the Independent Board Members) for approval no later than six months after the adoption of the material change.
Records
Rule 204-2(a)(12) and (13) of the Advisers Act requires advisers to keep copies of certain enumerated records relating to the adviser’s Code. RHV’s recordkeeping polices are contained in the Compliance Manual.
As further set forth in the Compliance Manual, the CCO shall maintain or cause to be maintained the following records:
•a copy of any Code of Ethics adopted and implemented by RHV pursuant to Advisers Act Rule 204A-1 which is, or has been in effect during the past five years;
•a record of any violation of the Code and any action that was taken as a result of such violation, for a period of five years from the end of the fiscal year in which the last entry on such record was made;
•a record of all acknowledgements of receipt of the Code and amendments, through MCO, thereto for each person who is currently, or within the past five years, was, a Supervised Person, for a period of five years after the individual ceases to be a Supervised Person;

•a copy of each transaction or holdings report made pursuant to the Code in MCO, including any broker trade confirmations and account statements, or reports generated through MCO, provided in lieu of such reports, for a period of five years from the end of the fiscal year in which the last entry on such record was made;
•a list of all persons who are, or within the preceding five years have been, Access Persons; and
•a record of any decision and reasons supporting such decision to approve a Supervised Person’s acquisition of securities in IPOs and limited offerings, for a period of five years after the end of the fiscal year in which such approval is granted.